UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Steven B. Stokdyk

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended  (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03945R102

1.	Name of Reporting Person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Adcock
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,159,347 (1)
	8.	Shared Voting Power 27,856,278 (1)
	9.	Sole Dispositive Power 4,159,347 (1)
	10.	Shared Dispositive Power 27,856,278 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,015,625(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 4,159,347 shares of Class B Common Stock of Archer Aviation Inc. (the “Issuer”) held directly by Brett Adcock (“Mr. Adcock”); (ii) 100,000 shares of Class A Common Stock held directly by Hight Drive Growth LLC (“Hight Drive”), a Delaware limited liability company; and (iii) 27,756,278 shares of Class B Common Stock held directly by Hight Drive. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock at the election of the holder or automatically upon certain transfers.

(2)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 169,477,724 shares of Class A Common Stock outstanding as of May 6, 2022, as reported by the Issuer in its Quarterly Report for the period ended March 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 12, 2022.

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1.	Name of Reporting Person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hight Drive Growth LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,856,278 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,856,278 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,856,278 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of: (i) 100,000 shares of Class A Common Stock held directly by Hight Drive and (ii) 27,756,278 shares of Class B Common Stock held directly by Hight Drive. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 169,477,724 shares of Class A Common Stock outstanding as of May 6, 2022, as reported by the Issuer in its Quarterly Report for the period ended March 31, 2022, filed on Form 10-Q with the SEC on May 12, 2022.

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CUSIP No. 03945R102

Amendment No. 1 to Schedule 13D

This Amendment Number 1 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) initially filed with the United States Securities and Exchange Commission (the “SEC”) by Brett Adcock on September 16, 2021 with respect to the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation. The principal executive office of the Issuer is located at 1880 Embarcadero Road, Palo Alto, CA 94303.

This Amendment is being filed to report: (i) the forfeiture of 5,002,306 shares of the Issuer’s capital stock underlying vested restricted stock units which were capable of being acquired during the past sixty days as described herein; (ii) certain modifications described herein to the terms of certain agreements, arrangements or understandings between the Reporting Persons (as defined in Item 2(a), hereinbelow) and the Issuer with respect to securities of the Issuer; (iii) certain required disclosures concerning the Reporting Persons’ plans as set forth in Item 4, hereinbelow; and (iv) certain changes to Brett Adcock’s principal occupation and principal business address as described herein.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Amendment is being filed jointly by Brett Adcock (“Mr. Adcock”) and Hight Drive Growth LLC (“Hight Drive” and, together with Mr. Adcock, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is c/o Steven B. Stokdyk, Latham & Watkins LLP, 10250 Constellation Blvd., Suite 1100, Los Angeles, CA 90067.

(c)	The present principal occupation of each of the Reporting Persons is as follows:

i.	Mr. Adcock’s present principal occupation is serving as the sole member of Hight Drive and managing various personal investments. This Amendment further confirms hereby that: (i) effective April 13, 2022, Mr. Adcock ceased to be the Issuer’s Co-Chief Executive Officer and Co-Chairman of its Board of Directors and (ii) effective May 9, 2022, Mr. Adcock resigned as a member of the Issuer’s Board of Directors.

ii.	Hight Drive is a limited liability company organized under the laws of the State of Delaware. Hight Drive is a private investment entity that seeks appreciation of the assets held by it, for the benefit of its sole managing member, Mr. Adcock. The address of Hight Drive’s principal place of business is c/o Steven B. Stokdyk, Latham & Watkins LLP, 10250 Constellation Blvd., Suite 1100, Los Angeles, CA 90067.

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Adcock is a citizen of the United States. Hight Drive is a Delaware limited liability company.

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Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Business Combination Agreement, dated February 10, 2021, as amended and restated on July 29, 2021 (the “Business Combination Agreement”), by and among Atlas Crest Investment Corp. (the “Issuer”), Artemis Acquisition Sub Inc. (“Merger Sub”) and Archer Aviation Inc. (“Legacy Archer”), a business combination of Legacy Archer and the Issuer was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer, renamed Archer Aviation Operating Corp., surviving the merger (the “Surviving Entity”) as a wholly-owned subsidiary of the Issuer (the “Merger,” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”).

Upon consummation of the Business Combination on September 16, 2021 (the “Closing Date”), the Issuer changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc., and each issued and outstanding share of the common stock of Legacy Archer was canceled and exchanged (the “Exchange”) for approximately 1.00656519 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”). Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer as adopted on the Closing Date, shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock at the election of the holder or automatically upon certain transfers.

In accordance with the terms of the Business Combination, on the Closing Date and by virtue of the Exchange, Mr. Adcock acquired: (i) 4,159,347 shares of Class B Common Stock and (ii) the right to receive an additional 5,002,306 shares of Class B Common Stock within sixty days of the Closing Date in connection with the vesting and settlement of an equal number of performance-based restricted stock units (the “First Tranche PRSUs”), for which the performance conditions were determined to have been met as of the Closing Date, and which First Tranche PRSUs comprised one quarter of the Founder Grant (defined in Item 6, hereinbelow). Settlement of the First Tranche PRSUs for shares of Class B Common Stock was deferred pursuant to the Founder Grant award agreement previously entered into by and between Mr. Adcock and Legacy Archer, which agreement is discussed more specifically in Item 6, hereinbelow.

In accordance with the terms of the Business Combination, on the Closing Date and by virtue of the Exchange, Hight Drive acquired 27,756,278 shares of Class B Common Stock.

Concurrent with the closing of the Business Combination, Hight Drive also acquired 100,000 shares of Class A Common Stock, at a price of $10.00 per share, pursuant to a subscription agreement (the “PIPE Subscription Agreement”) entered by and between Hight Drive and the Issuer on the Closing Date.

All of the shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Persons were acquired on the Closing Date pursuant to the Exchange in respect of each Reporting Person’s previously owned shares of Legacy Archer. The source of funds for Mr. Adcock’s payment of the original purchase price for his shares of Legacy Archer common stock, which were exchanged for the Issuer’s Class B Common Stock on the Closing Date, was his personal funds. The source of funds for Hight Drive’s payment of the original purchase price for its shares of Legacy Archer common stock was its working capital, derived from a contribution of personal funds to Hight Drive by Mr. Adcock.

All of the shares of Class A Common Stock beneficially owned by Hight Drive were acquired on the Closing Date in consideration for a cash payment made pursuant to the PIPE Subscription Agreement in a private placement transaction which occurred concurrent with the closing of the Business Combination. The source of funds for Hight Drive’s purchase of the shares acquired pursuant to the PIPE Subscription Agreement was its working capital, derived from a contribution of personal funds to Hight Drive by Mr. Adcock.

The preceding summary is qualified by reference to the full text of the Business Combination Agreement and form of PIPE Subscription Agreement, which are filed as Exhibits 99.2 and 99.3, respectively, hereto and which are incorporated herein by reference.

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Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are considering a potential sale of a portion of their equity stake in the Issuer over time, subject to the terms of the Separation Agreement (as defined in Item 6, hereinbelow), in compliance with all applicable federal and state securities laws and/or in one or more transactions which may be undertaken pursuant to the Registration Statement filed by the Issuer on Form S-1 (as amended and supplemented to date, the “Registration Statement”) (File No. 333-260121) with the SEC, and which was declared effective by the SEC on October 26, 2021. Furthermore, such sales from time to time may be made in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons’ consideration of any potential sale may further be subject to market conditions, tax considerations, and other factors.

The Reporting Persons may also acquire additional securities of the Issuer, depending on market conditions and other factors, such as the business performance of the Issuer, but the Reporting Persons do not, as of the date of this Amendment, currently plan to purchase a quantity of the Issuer’s securities that would result in a substantial change in the beneficial ownership of the Reporting Persons or their ability to directly or indirectly change or influence the control of the Issuer. Any acquisition of additional securities of the Issuer by the Reporting Persons from time to time may be effectuated in the open market, in privately negotiated transactions, or otherwise.

Each of the Reporting Persons otherwise intends to review its investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time.

In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial, management, or governance matters, including, but not limited to, the matters enumerated in Items 4(a) through 4(j), hereinbelow.

As of the date of this Amendment, other than as described in the first paragraph of this Item 4 or as otherwise set forth in the Schedule 13D, as amended by this Amendment, the Reporting Persons do not have any present plans that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)     All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on an aggregate total of 169,477,724 shares of the Issuer’s Class A Common Stock outstanding as of May 6, 2022 as reported by the Issuer in its Quarterly Report for the period ended March 31, 2022, filed on Form 10-Q with the SEC on May 12, 2022.

As of April 14, 2022 (the “Forfeiture Date”), and as of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 32,015,625 shares of the Class A Common Stock of the Issuer, which represents 15.9% of the Issuer’s outstanding Class A Common Stock, and which includes an aggregate 31,915,625 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Class A Common Stock within sixty days of the Forfeiture Date or the date of this Amendment.

As of the Forfeiture Date, and as of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Hight Drive may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 27,856,278 shares, or 13.8%, of the Issuer’s Class A Common Stock.

As of the Forfeiture Date, and as of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Adcock may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 4,159,347 shares, or 2.1%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 27,856,278 shares, or 13.8%, of the Issuer’s Class A Common Stock.

(c)           On the Forfeiture Date, and as of the date of this Amendment, Mr. Adcock forfeited the settlement of 5,002,306 shares of Class B Common Stock underlying the First Tranche PRSUs. On April 28, 2022 (the “Separation Agreement Date”), as more specifically described in Item 6, hereinbelow, by virtue of the mutual execution of the Separation Agreement (defined in Item 6, hereinbelow) by Mr. Adcock and the Issuer, the Issuer’s repurchase right was terminated, effective immediately, with respect to the: (i) Unvested Option Shares (defined in Item 6, hereinbelow) directly held by Mr. Adcock and (ii) Unvested Restricted Shares (defined in Item 6, hereinbelow) directly held by Hight Drive. On the Separation Agreement Date, by virtue of the mutual execution of the Separation Agreement by Mr. Adcock and the Issuer, the Founder Grant was caused to be modified so that its vesting period did not terminate and was instead extended by 15 months from the Separation Agreement Date, as more specifically described in Item 6, hereinbelow. Except as described in this Amendment, the Reporting Persons have not engaged in any transactions in the Issuer’s capital stock in the past sixty days.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock which are directly or indirectly beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating the discussion set forth in Item 3, hereinabove, as well as the incorporation of Exhibits 99.2 and 99.3 by this reference. Item 6 of the Schedule 13D is further amended and supplemented by the addition of the statements set forth hereinbelow.

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Agreements with the Issuer Concerning the Vesting of Certain Shares

On November 21, 2019, the Reporting Persons and Legacy Archer entered into that certain Stock Restriction Agreement (the “Restriction Agreement”), pursuant to which the Reporting Persons agreed that certain shares of the capital stock of Legacy Archer would be subject to a lapsing right of repurchase by Legacy Archer in accordance with a vesting schedule as more specifically provided in the Restriction Agreement. The Reporting Persons further agreed not to assign, encumber or dispose of any interest in unvested shares that are subject to the Restriction Agreement. Upon completion of the Business Combination, the Issuer assumed all rights of Legacy Archer under the Restriction Agreement and, accordingly, the Issuer retained the right to repurchase any unvested shares of the Issuer’s securities held by the Reporting Persons in the event Mr. Adcock ceases to provide services to the Issuer. As of the Separation Agreement Date, 10,485,054 shares (the “Unvested Restricted Shares”) of the Issuer’s capital stock held directly by Hight Drive remained unvested and subject to the Issuer’s aforementioned right of repurchase and prohibition on assignment, encumbrance or disposition.

On November 3, 2020, Mr. Adcock was granted a stock option by Legacy Archer under its 2019 Stock Plan and pursuant to the terms of the Stock Option Agreement (the “Legacy Option Agreement”) executed by and between Mr. Adcock and Legacy Archer in connection therewith. On November 21, 2020, Mr. Adcock early exercised his entire stock option pursuant an early exercise provision of the Legacy Option Agreement, which provided that all shares acquired through early exercise would remain subject to a lapsing right of repurchase by Legacy Archer, in accordance with the vesting schedule set forth in the Legacy Option Agreement. Upon completion of the Business Combination, the Issuer assumed all rights of Legacy Archer under the Legacy Option Agreement and, accordingly, the Issuer retained the right to repurchase any unvested shares of the Issuer’s securities held by Mr. Adcock in the event he ceases to provide services to the Issuer. As of the Separation Agreement Date, 1,109,536 shares (the “Unvested Option Shares” and, together with the Unvested Restricted Shares, the “Unvested Shares”) of the Issuer’s capital stock held directly by Mr. Adcock remained unvested and subject to the Issuer’s aforementioned right of repurchase pursuant to the Legacy Option Agreement.

The preceding summary is qualified by reference to the full text of the Form of Restriction Agreement and Form of Legacy Option Agreement, which are filed as Exhibits 99.4 and 99.5, respectively, hereto and are incorporated herein by reference.

Please see the summary section of this Item 6, hereinbelow, titled “Co-CEO Separation Agreement” for additional information concerning subsequent modifications to the terms of the Restriction Agreement and Legacy Option Agreement.

Founder Grant Award

On the Closing Date, pursuant to the terms of the Business Combination Agreement, and subject to completion of the Business Combination, Mr. Adcock was granted 20,009,224 performance-based restricted stock units (the “Founder Grant”), pursuant to the Issuer’s 2019 Equity Incentive Plan, as amended (the “2019 Plan”). Pursuant to its original terms, the Founder Grant vested or vests for up to seven (7) years following the Closing Date in four (4) equal tranches subject to the achievement of the earlier to occur of: (i) a milestone linked to the Issuer’s stock price (each, a “Stock Price Metric”) or (ii) certain performance-based milestones (each, a “Business Performance Metric” and, together with the Stock Price Metric, the “Performance Metrics”), with each of the four (4) tranches of the Founder Grant being subject to a unique Stock Price Metric and Business Performance Metric.

Pursuant to its original terms, vesting of the Founder Grant was generally subject to Mr. Adcock’s continued employment with the Company through each applicable vesting date, unless Mr. Adcock’s employment were earlier terminated by the Issuer without “cause” or by Mr. Adcock for “good reason;” in either such case, the original terms of the Founder Grant provided that the Founder Grant would remain outstanding and capable of continued vesting for a period of fifteen (15) months following the date of Mr. Adcock’s termination of employment.

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The Business Performance Metric for the First Tranche PRSUs was the completion of the Business Combination and, as noted in Item 3, hereinabove, the First Tranche PRSUs were deemed to have vested on the Closing Date pursuant to the terms of the Founder Grant. As noted in Item 5(c), hereinabove, Mr. Adcock later forfeited settlement of the 5,002,306 shares of Class B Common Stock underlying the First Tranche PRSUs on the Forfeiture Date.

The preceding summary of the terms of the Founder Grant is qualified by reference to the full text of: (i) the employment offer letter, dated September 16, 2021, by and between the Issuer and Brett Adcock (the “Offer Letter”); (ii) the 2019 Plan; and (iii) the Issuer’s form of restricted stock unit grant package (the “RSU Award Agreement”) for awards of restricted stock units made pursuant to the 2019 Plan. The Offer Letter, the 2019 Plan, and the RSU Award Agreement are filed as Exhibits 99.6, 99.7, and 99.8, respectively, hereto and are incorporated herein by reference.

Please see the summary section of this Item 6, hereinbelow, titled “Co-CEO Separation Agreement” for additional information concerning subsequent modifications to the terms of the Founder Grant.

Co-CEO Separation Agreement

On April 13, 2022, Mr. Adcock’s service as the Issuer’s Co-Chief Executive Officer ended.

On the Separation Agreement Date, Mr. Adcock and the Issuer entered into a Separation Agreement (the “Separation Agreement”), pursuant to which, in exchange for Mr. Adcock’s agreement to grant a general release and waiver of claims and covenant not to sue, and certain other promises set forth in the Separation Agreement, the Reporting Persons received, among other benefits, accelerated vesting of all of the Unvested Shares. Accordingly, on the Separation Agreement Date, the Issuer’s right to repurchase the: (i) Unvested Option Shares pursuant to the Legacy Option Agreement or (ii) Unvested Restricted Shares pursuant to the Restriction Agreement, terminated, as did all other restrictions pertaining to the Unvested Shares as set forth in the Legacy Option Agreement or the Restriction Agreement.

Pursuant to the Separation Agreement, Mr. Adcock and the Issuer further agreed that all shares of the Issuer’s capital stock owned directly or indirectly by Mr. Adcock or Hight Drive, and any securities convertible into the Issuer’s capital stock, would instead be subject to a twelve (12) month lock-up period during which the Reporting Persons may not Transfer (as defined in the following sentence) any of the Issuer’s securities without the prior written consent of the Issuer, subject to an exception permitting the Reporting Persons to sell a limited portion of such securities during the third and fourth quarters of 2022 and during the first quarter of 2023 or in a block sale. For purposes of the Separation Agreement, a “Transfer” means, generally, any offer or sale, or the offer or sale of any option or contract to purchase, lend or otherwise transfer or dispose, assign, transfer, convey, or hypothecate the Issuer’s securities or any legal or beneficial interest in the Issuer’s securities, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation: (i) a transfer to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership); (ii) a transfer of, or entering into a binding agreement with respect to, voting control over any of the Issuer’s securities by proxy or otherwise; or (iii) any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer’s capital stock. The following, without limitation, shall not be considered Transfers for purposes of the Separation Agreement: (i) the grant by a Reporting Person of a revocable proxy to the Issuer’s officers or directors in connection with actions to be taken at any annual or special meeting of the Issuer’s stockholders; (ii) entering into a voting trust or similar agreement which is: (x) disclosed as required; (y) terminable at any time or has a term not exceeding one year; and (z) does not involve the payment of consideration; or (iii) the pledge of the Issuer’s securities which creates a mere security interest pursuant to a bona fide loan or indebtedness transaction which does not result in a change of voting control with respect to, or foreclosure on, the pledged securities.

Pursuant to the Separation Agreement, Mr. Adcock was also permitted to retain, for a period of fifteen (15) months from the Separation Agreement Date, eligibility for vesting of up to 15,006,918 shares of the Issuer’s Class B Common Stock underlying the unvested portion of the Founder Grant, to the extent that a Performance Metric applicable to any unvested remaining tranche of the Founder Grant is achieved during that time period. For the avoidance of doubt: (i) none of the performance-based restricted stock units comprising the Founder Grant is, as of the date of this Amendment, capable of vesting and being acquired by either of the Reporting Persons; and (ii) the Reporting Persons are no longer eligible to acquire the First Tranche PRSUs which were forfeited on the Forfeiture Date.

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The preceding summary of the terms of the Separation Agreement is qualified by reference to the full text of the Separation Agreement, which is filed as Exhibit 99.9 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by the addition of the following Exhibits:

Exhibit 99.2: Amended and Restated Business Combination Agreement, dated as of July 29, 2021, by and among Atlas Crest Investment Corp., Artemis Acquisition Sub Inc., and Archer Aviation Inc., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39668) filed with the SEC on July 29, 2021.

Exhibit 99.3: Form of Subscription Agreement, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-39668) filed with the SEC on February 10, 2021.

Exhibit 99.4: Form of Stock Restriction Agreement, filed herewith.

Exhibit 99.5: Form of Stock Option Agreement, filed herewith.

Exhibit 99.6: Employment Offer Letter, dated September 16, 2021, by and between the Issuer and Brett Adcock, incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on September 22, 2021.

Exhibit 99.7: 2019 Equity Incentive Plan of the Issuer, incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on September 22, 2021.

Exhibit 99.8: Form of Restricted Stock Unit Grant Package under the Issuer’s 2019 Equity Incentive Plan, incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on September 22, 2021.

Exhibit 99.9: Separation Agreement, dated April 28, 2022, by and between the Issuer and Brett Adcock, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on April 29, 2022.

Exhibit 99.10: Joint Filing Agreement, dated May 20, 2022, filed herewith.

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CUSIP No. 03945R102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022	/s/ Brett Adcock
Brett Adcock

Dated: May 20, 2022	HIGHT DRIVE GROWTH LLC

	By:	/s/ Brett Adcock
Brett Adcock, Managing Member